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                              October 28, 2020

       Howard W. Lutnick
       Chairman and Chief Executive Officer
       CF Finance Acquisition Corp. III
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Finance
Acquisition Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 21,
2020
                                                            File No. 333-249367

       Dear Mr. Lutnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court for the Southern District..., page 57

   1. We note that your disclosure regarding the exclusive forum provision in your warrant agreement does not
appear to be consistent with the form of warrant agreement filed as
                                                        Exhibit 4.4 with
respect to the courts selected as exclusive forum, and the courts identified with respect to the
consent to jurisdiction. Please revise your prospectus disclosure or your form of warrant
agreement to address this discrepancy.
 Howard W. Lutnick
CF Finance Acquisition Corp. III
October 28, 2020
Page 2

        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or John
Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameHoward W. Lutnick
                                                         Division of
Corporation Finance
Comapany NameCF Finance Acquisition Corp. III
                                                         Office of Energy &
Transportation
October 28, 2020 Page 2
cc:       Stuart Neuhauser, Esq.
FirstName LastName